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Contact:   Kenneth R. Meyers, Executive Vice President - Finance
           (773) 399-8900 email:  ken.meyers@uscellular.com

FOR RELEASE:  IMMEDIATE

            UNITED STATES CELLULAR CORPORATION ANNOUNCES COMMENCEMENT OF TENDER OFFER FOR ITS LIQUID YIELD OPTION NOTES DUE 2015

MAY 15, 2000 - CHICAGO, ILLINOIS - United States Cellular Corporation [AMEX:USM] announced that it has commenced a tender offer for its Liquid Yield Option-TM-Notes due 2015 (LYONs-TM-), CUSIP No. 911684 AA6. Pursuant to the indenture under which the LYONs were issued, U.S. Cellular is required to offer to purchase the LYONs as of June 15, 2000 at their accreted value of $411.99 per $1,000 principal amount at maturity. As permitted by the Indenture, U.S. Cellular has elected not to become obligated to Offer to purchase the LYONs at their accreted value as of June 15, 2005.

The LYONs are convertible into Common Shares of U.S. Cellular at a conversion rate of 9.475 shares per $1,000 principal amount at maturity. Based on the closing price of U.S. Cellular Common Shares on May 12, 2000, the LYONs had a conversion value of $641.34 per $1,000 principal amount at maturity.

Holders that desire to tender their LYONs pursuant to the offer must follow the procedures described in U.S. Cellular's Offer to Purchase. The tender offer expires at 5:00 p.m. New York City time on June 15, 2000.

MacKenzie Partners, Inc. will act as Information Agent and Bank of New York will act as Depositary. Copies of the Offer to Purchase and additional information concerning the terms of the tender offer may be obtained from MacKenzie Partners, Inc. at 212-929-5500 or 800-322-2885.

This press release does not constitute an offer to purchase the LYONs. The offer to purchase is made solely by U.S. Cellular's Offer to Purchase dated May 15, 2000.

"Liquid Yield Option" and "LYONs" are Trademarks of Merrill Lynch & Co., Inc.

Except for the historical and factual information presented, other information set forth in this news release represents forward-looking statements, including all statements about the Company's plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Important factors that may affect these forward-looking statements include, but are not limited to: changes in the



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overall economy; changes in competition in the markets in which U.S. Cellular operates; advances in telecommunications technology; changes in the telecommunications regulatory environment; pending and future litigation; and unanticipated changes in growth in cellular customers, penetration rates, churn rates, roaming rates and the mix of products and services offered in our markets. Investors are encouraged to consider these and other risks and uncertainties that are discussed in documents filed by U.S. Cellular with the Securities and Exchange Commission ("SEC").

U.S. Cellular, the nation's eighth largest wireless carrier, provides wireless service to more than 2.7 million customers in 145 markets and owns interests in 35 additional markets. The Chicago-based company strives to make wireless communications simple, personal and affordable for its customers. U.S. Cellular is listed and traded as USM on the American Stock Exchange. For more information about U.S. Cellular, visit the company's web site at: http://www.uscellular.com.


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